August 2, 2013

Mr. Joel Parker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Old Republic International Corporation
Form 10-K, for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-10607

Dear Mr. Parker,

We have evaluated the verbal comment received from the Commission on July 19, 2013 relative to our July 16, 2013 written response to the above referenced filing.  Old Republic’s response to the Commission’s comment follows.  For ease of review we have repeated the Commission’s original written comment in bold-faced type followed by our response.  The references to “Old Republic” or “the Company” herein, refer to Old Republic International Corporation and its subsidiaries as the context requires.  We intend to make any proposed revisions to disclosures as noted herein on a prospective basis beginning with the Company’s 2013 Form 10-K.  All dollar amounts referenced in the Company’s response are presented in millions, except per share data.

Notes to Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies
(s) Regulatory Matters, page 87

1.
Please provide us proposed disclosure to be included in future filings that states the amount of statutory capital and surplus necessary to satisfy regulatory requirements, if significant in relation to the entity’s statutory capital and surplus, or state that such amount is not significant.  Refer to ASC 944-505-1b.

Response

In response to the Commission’s comment we will further modify our footnote disclosures from those proposed in our July 16, 2013 response to read as follows (underline indicates additions, ~~strikeouts~~ represent deletions):

Note 1 (a) Accounting Principles - The Company's insurance subsidiaries are managed pursuant to the laws and regulations of the various states in which they operate. As a result, the subsidiaries operate and maintain their accounts in conformity with accounting practices prescribed or permitted by various states' insurance regulatory authorities. Federal income taxes and dividends to shareholders are based on financial statements and reports complying with such practices. The statutory accounting requirements vary from the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") of accounting principles generally accepted in the United States of America ("GAAP") in the following major respects: (1) the costs of selling insurance policies are charged to operations immediately, while the related premiums are taken into income over the terms of the policies; (2) investments in fixed maturity securities designated as available for sale are generally carried at amortized cost rather than their estimated fair value; (3) certain assets classified as "non-admitted assets" are excluded from the balance sheet through a direct charge to earned surplus; (4) changes in allowed deferred income tax assets or liabilities are recorded directly in earned surplus and not through the income statement; (5) mortgage guaranty contingency reserves intended to provide for future catastrophic losses are established as a liability through a charge to earned surplus whereas, GAAP does not allow provisions for future catastrophic losses; (6) title insurance premium reserves, which are intended to cover losses that will be reported at a future date are based on statutory formulas, and changes therein are charged in the income statement against each year's premiums written; (7) certain required formula-derived reserves for general insurance in particular are established for claim reserves in excess of amounts considered adequate by the Company as well as for credits taken relative to reinsurance placed with other insurance companies not licensed in the respective states, all of which are charged directly against earned surplus; (8) surplus notes are classified as equity; and (9) the mortgage guaranty deferred payment obligation ("DPO") retained in claim reserves is classified as an admissible asset and as a component of policyholder surplus pursuant to a permitted practice of the NCDOI. In consolidating the statutory financial statements of its insurance subsidiaries, the Company has therefore made necessary adjustments to conform their accounts with GAAP. The following table reflects a summary of all such adjustments:

	Shareholders' Equity		Net Income (Loss)
	December 31,		Years Ended December 31,
	2012	2011	2012	2011	2010
Statutory totals of insurance
company subsidiaries(b):
General	$2,905.9	$2,849.7	$ 225.5	$292.5	$255.6	(a)
Title	358.1	236.6	70.3	46.7	14.6
RFIG Run-off	149.2	113.6	(285.0)	(422.6)	(196.3)
Life & Health	71.9	70.1	3.0	4.8	4.3
Sub-total	3,485.1	3,270.0	13.8	(78.6)	78.2
GAAP totals of non-insurance company
subsidiaries and consolidation adjustments	(111.6)	140.9	(64.2)	(38.7)	(41.2)
Unadjusted totals	3,374.0	3,411.1	(50.4)	(117.4)	36.8
Adjustments to conform to GAAP statements:
Deferred policy acquisition costs	161.7	193.3	(33.3)	(30.6)	(19.8)
Fair value of fixed maturity securities	552.7	468.8	—	—	—
Non-admitted assets	78.2	99.0	—	—	—
Deferred income taxes	(113.9)	(93.8)	35.7	73.4	49.8
Mortgage contingency and deferred
payment obligation reserves	(296.9)	8.2	—	—	—
Title unearned premiums	390.4	360.4	30.0	14.6	6.7
Loss reserves	(360.7)	(290.4)	(70.4)	(49.6)	(21.7)
Surplus notes	(202.5)	(365.0)	—	—	—
Sundry adjustments	13.0	(19.5)	19.4	(30.9)	(21.6)
Total adjustments	222.3	361.4	(18.2)	(23.1)	(6.6)
Consolidated GAAP totals	$3,596.2	$3,772.5	$(68.6)	$(140.5)	$30.1
__________

(a)	Includes the effect of PMA Capital Corporation's statutory results from the date of acquisition through year-end, excluding adjustments to conform to Old Republic's accounting policies.
(b)
The insurance laws of the respective states in which the Company’s insurance subsidiaries are incorporated prescribe minimum capital and surplus requirements for the lines of business they are licensed to write.  For domestic property and casualty and life and health insurance companies the National Association of Insurance Commissioners also prescribes risk-based capital (RBC) requirements. The RBC is a measure of statutory capital in relationship to a formula driven definition of risk relative to a company’s balance sheet and mix of business.  The combined RBC ratio of our primary General insurance subsidiaries was 711% and 721% of the company action level RBC at December 31, 2012 and 2011, respectively.  The minimum capital requirements for the Company’s Title Insurance subsidiaries are established by statute in the respective states of domicile.  The minimum regulatory capital requirement is not significant in relationship to the recorded statutory capital of the Company’s Title and Life & Health insurance subsidiaries. At December 31, 2012 and 2011 each of the Company’s General, Title, and Life and Health insurance subsidiaries exceeded the minimum statutory capital and surplus requirements. Refer to Note 1 (s) Regulatory Matters for a discussion regarding the RFIG Run-off group.

The preparation of financial statements in conformity with either statutory practices or GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

*******

With this letter Old Republic also acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the discussion above is responsive to the Commission’s comments.  Please feel free to contact me at (312) 762-4229 if you have any comments or questions.

Very truly yours,

/s/ Karl W. Mueller

Karl W. Mueller
Senior Vice President, Chief Financial Officer, and
Principal Accounting Officer

cc: A.C. Zucaro,
Chairman and Chief Executive Officer, ORI